UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

HINDUJA GROUP ACQUIRES IVECO’S STAKE IN ASHOK LEYLAND

SIGNATURES

HINDUJA GROUP ACQUIRES IVECO’S STAKE IN ASHOK LEYLAND

By an agreement, the Hinduja Group has acquired Iveco’s 30% stake in Machen Iveco Holding SA which, through its wholly-owned subsidiary LRLIH Ltd UK, has about 51% shareholding in Ashok Leyland Ltd and 59% in Ennore Foundries Ltd.

The partnership between the Hinduja Group and Iveco dates back to their 1987 acquisition of LRLIH from the Rover Group (UK). LRLIH’s shareholding in Ashok Leyland was then 40%, which was increased to 51% in 1994.

In a joint statement, Mr. G P Hinduja, President, Hinduja Group, and Mr Paolo Monferino, Chief Executive Officer, Iveco, said: “The Hinduja Group and Iveco are proud of the rapid strides made by Ashok Leyland in product and process technologies over the last two decades. In view of the changed business plans of both the partners and considering the strategic priorities for Ashok Leyland and Iveco in the emerging global scenario, we have mutually agreed to pursue our goals independently, in the spirit of mutual respect and goodwill adopted during our long partnership”.

The transaction will be settled in cash at closing.

Turin, 24 July 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 25, 2006

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney